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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                               SEC FILE NUMBER
                                                               001      09431

                                                                CUSIP NUMBER
                                                               005473    10 3

(Check One):    |X|Form 10-K    |_| Form 20-F    |_|Form 11-K    |_| Form 10-Q
                |_|Form N-SAR   |_|  Form N-CSR


                       For Period Ended: December 31, 2004
                                        -------------------

                       [  ]   Transition Report on Form 10-K
                       [  ]   Transition Report on Form 20-F
                       [  ]   Transition Report on Form 11-K
                       [  ]   Transition Report on Form 10-Q
                       [  ]   Transition Report on Form N-SAR

                       For the Transition Period Ended:
                                                        ------------------------

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                Read attached instruction sheet before preparing
     form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant


AdAl Group, Inc.
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Former Name if Applicable


Sunningdale, Inc.
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Address of Principal Executive Office (Street and Number)


Billhurst Studio, P.O. Box 177, Lingfield Common Road,
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City, State and Zip Code
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Lingfield Surrey RH7 6B7  United Kingdom

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From
 |X| N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Annual Report of AdAl Group, Inc. (the "Company") on Form 10-KSB could not be filed within the prescribed time period because the audit of the Company's financial statements was not complete. As a result, the Company could not solicit and obtain the necessary review of the Form 10-KSB and signature thereto in a timely fashion prior to the due date of the report.

PART IV

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


      Mitchell S. Nussbaum, Esq.               212               407-4159
             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
      answer is no, identify report(s).                           |X| Yes |_| No
      --------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                                AdAl Group, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date :  March 28, 2005          By: /s/ Nicholas A. Shrager
                                    --------------------------------------------
                                    Name:  Nicholas A. Shrager
                                    Title: President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------
           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                                     2 OF 4

                                    PART IV.
                                OTHER INFORMATION

      On October 28, 2004, the Company completed a share exchange (the "Exchange") with the stockholders of Advanced Aluminium Group, Ltd. ("AAG"), pursuant to the terms of a Share Exchange Agreement, dated as of September 22, 2004. In the Exchange, the Company acquired all of the issued and outstanding stock of AAG from its shareholders. As a result of this stock acquisition, AAG became a wholly owned subsidiary of the Company. The shares of AAG stock represents the Company's most significant asset. AAG conducts its business operations in the United Kingdom and generates revenue from such operations. Prior to this acquisition, the Company had minimal cash and had not developed any income-generating assets. For the fiscal year ended December 31, 2004, the Company will be consolidating its financial statements with its wholly-owned subsidiary, AAG, which will result in a significant change to the Company's earnings statement as compared to the corresponding period in the last fiscal year, primarily because the Company did not previously have any revenue.

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


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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